Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Reports Fiscal Year 2026 Results

July 13, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), a leading real estate renovation and resale, development, hotel and restaurant management company, today announced its financial results for the fiscal year ended March 31, 2026. References in this earnings release to “JPY” or “¥” are to Japanese yen and “US$” is to United States dollar. Convenience translations included in this earnings release of Japanese yen into United States dollars have been made at the exchange rate of ¥159.08 = US$1.00, which was the foreign exchange rate on March 31, 2026. Highlights for the 2026 period compared to 2025 include:

●	Total revenue of JPY22,221 million (US$140 million) for the fiscal year of 2026, up 7.6% compared with JPY20,651 million (US$130 million) in fiscal year 2025.

●	Real estate revenue of JPY20,600 million (US$129 million) increased by 9.5% over the previous year.

■	The number of real estate units sold was 261 units, an increase of 74 units from the previous year.

●	Hotel revenue reached JPY1,310 million (US$8 million), up 4.9% from the previous year.

●	Gross profit reached JPY4,408 million (US$28 million), an increase of 23.9% from fiscal year 2025.

●	Operating income was JPY1,572 million (US$10 million), up 17.1% from JPY1,343 million (US$8 million). Operating margin improved from 6.5% to 7.1%.

●	Net income increased 0.8% to JPY760 million (US$5 million) from JPY754 million (US$5 million).

●	Basic and diluted earnings per share stood at JPY32.16 (US$0.20), declining JPY2.60 (US$0.02) from the previous fiscal year.

●	Adjusted EBITDA reached JPY1,644 million (US$10 million), up 10.6% from JPY1,487 million (US$9 million).

Reconciliation of Net Income to Adjusted EBITDA

(US$ and ¥ in millions)

	Years Ended March 31,
	2026		2026	2025
Net income	US$	4.8	¥760	¥754
Tax expense	US$	3.1	¥491	¥395
Other income, net	US$	(0.1)	¥(9)	¥(16)
Interest expense	US$	2.1	¥329	¥210
Depreciation and amortization	US$	0.5	¥72	¥144
Adjusted EBITDA	US$	10.3	¥1,644	¥1,487

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Adjusted EBITDA is a non-GAAP financial measure. We define “Adjusted EBITDA” as net income before interest expense, tax expense, depreciation and amortization, further adjusted to exclude other income, net and other specific charges that management believes are not indicative of our ongoing operating performance. Management believes that Adjusted EBITDA provides useful information for investors to evaluate the Company’s operating performance and cash-generating ability. It is also used by management for internal purposes, including performance evaluation and budgeting.

Adjusted EBITDA is not a measure defined under US-GAAP or IFRS and may not be comparable to similar metrics disclosed by other companies.

Results Summary for Fiscal Year 2026

	US$ and ¥ (in millions except per share data and percentages)
	2026		2026	2025	% Change
Revenue	US$	140	¥22,221	¥20,651	+7.6%
Gross Profit	US$	28	¥4,408	¥3,559	+23.9%
Gross Margin		19.8%	19.8%	17.2%	+2.6pt
Operating Income	US$	10	¥1,572	¥1,343	+17.1%
Operating Margin		7.1%	7.1%	6.5%	+0.6pt
Net Income	US$	5	¥760	¥754	+0.8%
Basic & Diluted EPS	US$	0.20	¥32.16	¥34.76	¥(2.60)
Adjusted EBITDA	US$	10	¥1,644	¥1,487	+10.6%

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle said, “This fiscal year was another strong year for LogProstyle, marked by disciplined, sustainable growth across our core businesses. We delivered solid topline growth, led by continued momentum in real estate and steady growth in our hotel business, while meaningfully expanding our operating margin through the discipline we have brought to our cost structure. Reflecting our confidence in the business and our ongoing commitment to shareholder returns, our Board approved the initiation of a recurring quarterly cash dividend during the year. As we look ahead to fiscal year 2027, we remain committed to continued innovation, operational excellence, and disciplined execution of our strategy. I am grateful to our dedicated employees, partners, and customers for their trust and support as we work to redefine life style and build long-term value for our shareholders.”

Financial highlights:

Revenue for the fiscal year ended March 31, 2026 reached JPY22,221 million (US$140 million), an increase of 7.6% versus the year ago period of 2025. Real estate generated JPY20,600 million (US$129 million) in revenue, up 9.5% compared with JPY18,819 million in the year ago period, driven primarily by an increase in the number of units sold. Hotel revenue reached JPY1,310 million (US$8 million), an increase of 4.9% versus JPY1,249 million in the same period of 2025. Revenue growth from the hotel segment was supported by an increase in average daily rate (ADR) compared to fiscal year 2025. Other revenue for the fiscal year 2026 was JPY311 million (US$2 million).

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Gross profit increased by 23.9% to JPY4,408 million (US$28 million) in fiscal year 2026, up from JPY3,559 million in 2025, with gross margin improving 2.6 percentage points to 19.8% from 17.2% in fiscal year 2025.

Operating expenses increased by 28.0% to JPY2,837 million (US$18 million) from JPY2,217 million in fiscal year 2025. This increase was primarily attributable to higher costs associated with maintaining our status as a listed company and the expansion of our investor relations (IR) activities, as well as an increase in corporate enterprise tax resulting from the increase in stated capital. Operating income in fiscal year 2026 was JPY1,572 million (US$10 million), an increase of 17.1% compared with the JPY1,343 million in fiscal year 2025. Operating margin of 7.1% improved from 6.5% in fiscal year 2025, supported by revenue growth and diligent expense management.

Income before taxes increased by 9.0% to JPY1,251 million (US$8 million) from JPY1,148 million in the previous fiscal year. Net income for fiscal year 2026 amounted to JPY760 million (US$5 million), up 0.8% year on year, marking a second consecutive year of earnings growth. However, the rate of growth was more moderate than that of income before taxes. This was primarily attributable to an increase in interest expense, which rose from JPY210 million to JPY329 million, reflecting both higher borrowings to support growth investments and rising interest rates. In addition, the effective tax rate increased from 34.4% to 39.3%, mainly due to the impact of the retained earnings tax and other factors, resulting in income taxes increasing from JPY 395 million to JPY 491 million. These factors were both associated with business expansion and the accumulation of retained earnings. As reflected in the growth of operating profit and income before taxes, the earning power of our core business continued to improve steadily.

Basic and diluted earnings per share decreased by ¥2.60 (US$0.02) to ¥32.16 in fiscal year 2026. This was attributable to the increase in the weighted average number of shares outstanding resulting from the issuance of new shares in connection with the Company’s IPO in March 2025.

Adjusted EBITDA reached JPY1,644 million (US$10 million) in fiscal year 2026, up 10.6% over fiscal 2025.

Cash and cash equivalents were JPY2,282 million (US$14 million) on March 31, 2026 compared with JPY2,121 million on March 31, 2025.

Summary by Business Segment:

Revenue from the Real estate segment, which accounted for approximately 93% of total revenue, increased 9.5% year on year to JPY20,600 million. The total number of properties sold rose by 74 units to 261, compared with 187 units in the previous fiscal year. Sales of whole residential buildings to institutional investors (PROSTYLE WEALTH) expanded significantly to 127 units from 78 in the previous fiscal year. In addition, we sold 93 income-generating properties through LogLife and 41 renovated condominium units (LogSuite).

Revenue from the Hotel segment, which accounted for approximately 6% of total revenue, increased 4.9% year on year to JPY1,310 million, driven primarily by higher average daily rates (ADR).

Operational highlights:

●	In line with the Company’s ongoing commitment of returning value to shareholders, on July 13, 2026, the Board of Directors declared a cash dividend of US$0.046 per share, or US$1,086,047 in the aggregate. The cash dividend will be paid in installments on the respective payment dates to shareholders of record as of the close of business on each of the following record dates, with the shares trading ex-dividend on those same record dates.

Applicable quarter	Record date	Payment date		Dividend payable
FQ1	July 31, 2026	August 31, 2026	US$	0.0115
FQ2	September 30, 2026	October 30, 2026	US$	0.0115
FQ3	December 31, 2026	January 29, 2027	US$	0.0115
FQ4	March 31, 2027	April 30, 2027	US$	0.0115

Financial Results Presentation and Video:

As of July 13, 2026, the Company has posted the presentation materials and video discussing its fiscal year 2026 results. These can be found on the LogProstyle website at https://logprostyle.co.jp/ir-materials /

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LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands)

	March 31, 2026	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	¥2,281,913	¥2,120,515
Trade notes and accounts receivable, net	161,247	138,373
Inventories, net	16,555,068	13,612,387
Consumption tax receivable	179,603	5,749
Short-term investments	331,484	182,030
Other current assets	485,136	353,579
Total current assets	19,994,451	16,412,633
Non-current assets
Property, plant and equipment, net	1,929,365	357,527
Operating lease right-of-use assets	4,059,263	4,481,941
Software	20,464	27,792
Leasehold and guarantee deposits	402,318	465,968
Deferred tax assets	440,688	458,767
Other non-current assets	191,602	363,608
Allowance for credit losses	(81,256)	(84,048)
Total non-current assets	6,962,444	6,071,555
Total assets	¥26,956,895	¥22,484,188

	March 31, 2026	March 31, 2025
LIABILITIES
Current liabilities
Accounts payable	¥338,534	¥597,708
Accrued expenses	131,848	112,661
Short-term loans	1,605,658	1,885,259
Current portion of bonds	6,318	28,620
Current portion of long-term loans	4,878,372	4,025,343
Operating lease liabilities, current	497,038	463,129
Finance lease liabilities, current	8,357	8,400
Contract liabilities	260,186	252,260
Income taxes payable	343,778	248,885
Other current liabilities	260,745	254,956
Total current liabilities	8,330,834	7,877,221
Non-current liabilities
Bonds	35,562	-
Long-term loans	10,584,054	6,858,607
Operating lease liabilities, non-current	3,647,248	4,090,933
Finance lease liabilities, non-current	12,768	19,062
Other non-current liabilities	131,170	121,146
Total non-current liabilities	14,410,802	11,089,748
Total liabilities	¥22,741,636	¥18,966,969
SHAREHOLDERS’ EQUITY
Common shares: 81,498,000 shares authorized, 23,652,110 shares issued and 23,610,870 and 23,628,452 shares outstanding as of March 31, 2026 and March 31, 2025 with no stated value.	¥924,817	¥924,817
Capital surplus	1,445,333	1,445,333
Additional paid in capital	(225,406)	(238,115)
Retained earnings	2,078,645	1,397,387
Treasury shares	(4,761)	(2,539)
Accumulated other comprehensive loss	(3,369)	(9,664)
Total shareholders’ equity	4,215,259	3,517,219
Total liabilities and equity	¥26,956,895	¥22,484,188

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LogProstyle Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	Fiscal Year Ended March 31, 2026	Fiscal Year Ended March 31, 2025	Fiscal Year Ended March 31, 2024
Revenue:	¥22,221,163	¥20,650,916	¥14,121,840
Cost of revenue	(17,812,742)	(17,091,646)	(11,469,951)
Gross profit	4,408,421	3,559,270	2,651,889

Operating expenses
Selling, general and administrative expenses	(2,836,841)	(2,216,754)	(1,713,388)
Total operating expenses	(2,836,841)	(2,216,754)	(1,713,388)

Operating income	1,571,580	1,342,516	938,501

Other income (expenses):
Interest expenses	(328,962)	(209,971)	(422,769)
Other income, net	8,586	15,699	4,227
Total other expenses	(320,376)	(194,272)	(418,542)

Income before income taxes	1,251,204	1,148,244	519,959
Income tax expenses	(491,243)	(394,623)	(196,354)
Net income	759,961	753,621	323,605

Other comprehensive income (loss)
Foreign currency translation adjustment	6,295	7,656	(7,273)
Total comprehensive income	¥766,256	¥761,277	¥316,332
Earnings per share:
Basic and Diluted	¥32.16	¥34.76	¥15.37
Weighted average number of shares of common stock outstanding
Basic and Diluted	23,627,697	21,679,507	21,053,384

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LogProstyle Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	Fiscal Year Ended March 31,2026	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024
Cash flows from operating activities:
Net income	¥759,961	¥753,621	¥323,605
Depreciation and amortization	72,077	144,087	87,027
Amortization of debt issuance costs	8,292	84,928	40,787
Stock-based compensation expense	12,709	-	-
Deferred income taxes	18,079	91,910	76,049
Provision of allowance for credit losses	(2,792)	84,048	-
Changes in operating assets and liabilities:
(Increase) decrease in trade notes and accounts receivable, net	(22,874)	43,435	(43,872)
(Increase) in inventories, net	(2,942,681)	(93,927)	(2,944,684)
(Increase) decrease in consumption taxes receivable	(173,854)	63,639	239,859
(Increase) decrease in prepaid expenses	(104,298)	(44,678)	16,533
(Increase) decrease in advances to vendors	(17,743)	(70,369)	7,295
Decrease (increase) in leasehold and guarantee deposits	63,650	(119,560)	(3,614)
(Increase) decrease in long-term prepaid expenses	(86,754)	(6,639)	420
Increase (decrease) in accounts payables	72,493	(40,412)	(194,318)
Increase (decrease) in accrued expenses	19,187	(102,236)	105,822
Increase (decrease) in income taxes payable	94,893	182,562	(48,438)
Increase (decrease) in contract liabilities	7,926	(100,391)	207,881
(Decrease) increase in deposits received	(18,665)	20,510	(11,878)
Other, net	38,630	(85,891)	58,253
Net cash flows (used in) provided by operating activities	(2,201,764)	804,637	(2,083,273)

Cash flows from investing activities:
Purchase of short-term investments	(450,115)	(367,150)	(13,800)
Proceeds from sales of short-term investments	300,662	223,921	50,000
Purchases of property and equipment	(1,634,243)	(37,464)	(42,145)
Purchases of software	(2,584)	(19,563)	(3,186)
Purchases of long-term investments	-	(270,000)	-
Purchases of investment securities	-	-	(800)
Proceeds from redemption of long-term investments	270,000	-	-
Other, net	(4,356)	(5,599)	(3,607)
Net cash flows (used) in investing activities	(1,520,636)	(475,855)	(13,538)

Cash flows from financing activities:
(Decrease) in short-term borrowings, net	(276,590)	(685,830)	(283,069)
Borrowings from long-term loans	12,124,650	12,946,844	9,687,048
Repayments for long-term loans	(7,540,495)	(12,708,107)	(6,628,349)
Proceeds from issuance of bonds	50,000	-	-
Redemption of bonds	(33,500)	(49,270)	(49,309)
Payments for finance leases	(8,412)	(8,664)	(7,505)
Payment for debt issuance costs	(20,221)	(67,498)	(78,844)
Proceeds from issuance of shares	-	1,379,632	270,002
Payments for dividends	(78,703)	-	-
Payments of listing expenses	(331,966)	(235,037)	-
Purchase of treasury shares	(2,222)	-	-
Net cash flows provided by financing activities	3,882,541	572,070	2,909,974
Effect of exchange rate changes on cash and cash equivalents	1,257	1,422	(7,273)
Net increase in cash and cash equivalents	161,398	902,274	805,890
Cash and cash equivalents at the beginning of the year	2,120,515	1,218,241	412,351
Cash and cash equivalents at the end of the year	¥2,281,913	¥2,120,515	¥1,218,241

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥493,261	¥476,650	¥497,731
Cash paid for taxes	¥405,140	¥127,857	¥179,888

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LogProstyle Inc.

REVENUE BY BUSINESS SEGMENT

(Yen in thousands)

	Fiscal Year Ended March 31,2026	Fiscal Year Ended March 31,2025	YoY %
Real Estate	¥20,600,359	¥18,819,041	9.5%
Hotel	1,310,224	1,248,784	4.9%
Other	310,580	583,091	(46.7)%
Total Revenue	¥22,221,163	¥20,650,916	7.6%

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Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial performance, capital allocation, and shareholder return strategy. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 13, 2026. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Alphaterra Advisory, Takuo Katayama, takuo.katayama@alphaterraadvisory.com